Exhibit 4.17

Master Services Agreement

This Master Services Agreement (this “Agreement”) is made and entered into as of the date of the last party to sign (the “Effective Date”) between Certara, L.P., a Delaware limited partnership, via its branch, Certara, L.P. Sucursal em Portugal (hereinafter “Certara Portugal”), and Prana Biotechnology Ltd ACN 080 699 065, an Australian public company with its principal office at Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia (hereinafter “Customer”).

1. Program Work

1.1          From time to time during the term of this Agreement, Certara Portugal shall provide (i) a program of tactical or strategic research, analysis, training, and/or development in the area of computer-assisted clinical trial design and modeling, (ii) biomedical modeling and/or simulation services and/or (iii) implementation, deployment, training and other similar services related to, or in conjunction with, its or its affiliates’ proprietary software products (the “Work”) and deliver written reports, documents, data, results and other deliverables resulting from such Work (the “Deliverables”) to Customer.  The specific details of any Work covered by this Agreement, including but not limited to, scope of work, timeline and acceptance of Deliverables,  will be agreed to in writing and appended hereto in the form of a Work Order (as defined in Section 1.2 below).  Nothing contained in this Agreement shall obligate Customer to procure or Certara Portugal to perform any services hereunder until such time as the parties execute a Work Order pursuant to Section 1.2.

1.2     In the event that Customer desires to obtain services, the parties shall mutually agree upon a work order for Work which shall be based on the form attached hereto as Attachment A (Work Order Template) (a “Work Order”).  Each Work Order will contain a description of the Work, a detailed budget, including the price to be paid by Customer to Certara Portugal for the Work, period of performance, the Deliverables and such other terms and conditions consistent with this Agreement to which the parties have agreed with respect to the Work to be provided under such Work Order.  Each Work Order shall be binding only upon signing by both parties.  Work Orders may be separately executed and upon execution shall be incorporated herein by reference and made a part hereof with each Work Order being sequentially numbered (Work Order No. 1, Work Order No. 2 and so on).  In the event of a conflict between a provision of this Agreement and a provision in a Work Order, the terms and conditions of this Agreement shall supersede any conflicting terms and conditions in that Work Order. Any changes in the scope of a Work Order will be mutually agreed upon between the parties and addressed in a separate Work Order signed by both parties or by way of written amendment to the existing Work Order signed by both parties.

2. Independent Contractor Status

Certara Portugal’s relationship with Customer will be that of an independent contractor and not an employee or agent of Customer.  Nothing in this Agreement shall be interpreted or construed as creating or establishing the relationship of employer and employee between Customer and either Certara Portugal or any personnel of Certara Portugal.

3. Term and Termination

3.1           This Agreement will commence on the Effective Date and shall remain in force for three (3) years (the “Term”), unless terminated in accordance with the terms of this Agreement.

3.2           Subject to Section 3.4, this Agreement may be terminated by either party upon thirty (30) days prior written notice if the other party breaches any material obligation hereunder and the breaching party fails to cure such breach within the thirty (30) day period, provided, however, that the cure period for any failure of Customer to pay fees and charges due hereunder will be fifteen (15) days from the date of receipt by Customer of notice of such failure.

3.3           Either party shall have the right to terminate this Agreement with immediate effect if the other party should enter into liquidation or become insolvent, or enter into receivership or bankruptcy.

3.4           Customer may terminate a Work Order or a portion thereof executed hereunder in its sole discretion on no less than thirty (30) days prior written notice to Certara Portugal.  Notwithstanding the termination rights provided above in Section 3.2, but subject to the proviso below, all Work Orders under this Agreement must be completed or terminated before termination of this Agreement, and, therefore, this Agreement shall not terminate until all Work Orders have either been terminated or completed; provided, however, if this Agreement is terminated by Certara Portugal due to Customer’s failure to pay fees and charges due hereunder, then all Work Orders shall be deemed to be terminated at the time of termination of this Agreement and Customer shall remain liable for the full payment of any Work Orders so terminated.  In the event that Customer terminates a Work Order for any reason, except for the default of Certara Portugal, Customer shall pay Certara Portugal all fees earned up until the effective date of termination of the Work Order, provided always that Certara shall upon receipt of notice of termination from Customer cease any further work under the Work Order (unless otherwise requested by Customer).  The method for determining fees earned is outlined in Section 4.1.  Customer shall also pay all reasonable non-cancelable costs incurred as of the effective date of termination of the Work Order. As used herein, non-cancelable costs (including, but not limited to, reasonable costs for wrap-up or close-out work designated by Customer or required by law or regulation) shall mean costs which cannot be prevented or mitigated and which arise directly as a result of the Work Order.  Subject to the terms of the applicable Work Order, in the event that any subsequent payments made by Customer exceed the final calculation of the fees or costs owed to Certara Portugal, Certara Portugal shall promptly reimburse such excess to Customer.  Upon receipt of notice of termination from Customer, Certara Portugal shall cease any further work under the Work Order (unless otherwise requested by Customer) and use its best efforts to cease incurring and to minimize already incurred costs. Within thirty (30) days of such termination, Certara Portugal shall submit to Customer in writing an invoice for all reasonable fees and reasonable non-cancelable costs as defined in this Section.

3.5           Upon the delivery of a notice of termination of this Agreement by either party, Certara Portugal shall, subject to Section 3.4 above, immediately cease work and deliver to Customer all Work in progress. Promptly following receipt of written request, each party shall return all Confidential Information (as defined in Section 6 below) including all copies thereof.If Customer exercises its right to terminate this Agreement, any obligation it may otherwise have under this Agreement shall cease immediately, provided that Customer shall only be obligated to pay Certara Portugal monies owed to Certara Portugal up to the time of termination for Work actually performed and reasonable expenses actually incurred. Subject to the terms of the applicable Work Order, any unearned or unexpended portion of monies previously paid by Customer to Certara Portugal shall be refunded to Customer.

3.6           In the event of any termination of this Agreement, Sections 4 (Fees, Expenses, and Payment), 5 (Intellectual Property Rights), 6 (Confidential Information), 7 (Warranty and Warranty Disclaimers), 8 (Indemnification), 9 (Liabilities and Limitation of Liability), and 10 (General) hereof shall survive and continue with full force and effect.

4. Fees, Expenses, and Payment

4.1           Fees and Payments.  In consideration of the Work, Customer shall pay Certara Portugal the fees set forth in the applicable Work Order.  If the Work is provided on a milestone basis and Certara Portugal does not complete a milestone or if Customer terminates this Agreement before a milestone is completed, Certara Portugal shall bill and Customer shall pay, for all Work performed from the last completed milestone, or in the case where the first milestone has not been completed, from the commencement of the Work under this Agreement.  The amount of payment by Customer for Work performed on the partially completed milestone shall be based on the number of hours worked on the partial milestone, multiplied by Certara Portugal’s standard rates.  Certara Portugal shall invoice Customer in accordance with the schedule set forth in the applicable Work Order and Customer shall pay all fees and expenses due to Certara Portugal within thirty (30) days of Customer’s receipt of such invoice. Overdue payments will bear interest at the rate of one and one half percent (1.5%) per month or the maximum allowed under applicable law, whichever is less.  Customer shall provide Certara Portugal with its internal project identification information and the appropriate contact person and all invoices will be sent to the address set forth below Customer’s name on the signature page to this Agreement.

4.2           Reimbursement of Expenses.  Customer shall reimburse Certara Portugal (at Certara Portugal’s actual cost) for all travel and other out-of-pocket expenses reasonably incurred by Certara Portugal in the performance of the Work as specified in each applicable Work Order.  All air travel will be economy class and Certara Portugal will obtain lodging at moderate rates given the particular location.  Certara Portugal agrees to provide Customer with copies of such receipts and other records as may be reasonably necessary for Customer to verify the amount and nature of any such expenses.

4.3           Taxes.  In addition to any other payments due under this Agreement, Customer agrees to pay any sales, use, excise, import, export, value added, or similar tax or duty, and any other tax not based on Certara Portugal’s net income, and all government permit fees, license fees, customs fees and similar fees levied upon the Work, the Deliverables, or other items provided to Customer by Certara Portugal.

5. Intellectual Property Rights

5.1           Certara Portugal Intellectual Property. Customer acknowledges that Certara, L.P. (“Certara”), Certara Portugal’s other affiliates and certain other parties with whom Certara Portugal has licenses (collectively, along with Certara, “Certara Portugal’s licensors”) own, and Certara Portugal and its affiliates and designates are the licensees and distributors of, certain inventions, discoveries, processes, know-how, trade secrets, copyrights, improvements, and other intellectual properties, including but not limited to software, scripts, models, databases, statistical, decision, strategic, and clinical trial design methodologies; and modeling and analysis techniques, which are owned by, or have been developed by, Certara Portugal, Certara, Certara Portugal’s other affiliates or Certara Portugal’s licensors, (the “Certara Portugal-IP”). Customer and Certara Portugal agree that Certara Portugal, Certara, Certara Portugal’s other affiliates or Certara Portugal’s licensors, as the case may be, are the sole and exclusive owners of Certara Portugal-IP, whether or not any such Certara Portugal-IP is specifically used or adapted by Certara Portugal or its affiliates in connection with the creation of any Deliverable. Customer and Certara Portugal further agree that any improvements or modifications to Certara Portugal-IP which are used, improved, modified, or developed by Certara Portugal or Customer (solely or jointly) as a result of the Work and do not include or utilize Customer Confidential Information   (as defined in Section 6.1) or Customer IP (as defined in Section 5.2) (the “Certara Portugal IP Improvements”) are the sole and exclusive property of Certara Portugal, Certara, Certara Portugal’s other affiliates or Certara Portugal’s licensors, as the case may be and shall be assigned to Certara Portugal, Certara, Certara Portugal’s other affiliates or Certara Portugal’s licensors, as applicable.

5.2           Customer Intellectual Property. Certara Portugal acknowledges that Customer owns, controls or otherwise has rights in  a range of proprietary compounds including PBT2, inventions, discoveries, processes, methodologies, know-how, trade secrets, copyrights, improvements and other intellectual properties relating to Customer’s research and development (as well as the intellectual property rights subsisting in them)(collectively the “Customer-IP”). Customer and Certara Portugal agree that, as between Customer and Certara Portugal, Customer is the sole and exclusive owner of Customer-IP. Customer and Certara Portugal further agree that Customer shall be the sole and exclusive owner of, and Certara Portugal shall assign to Customer, the following (collectively “Customer-IP Improvements”): (i) any improvements or modifications to Customer-IP which are improved, modified, developed or conceived by either Certara Portugal or Customer (solely or jointly) as a result of the Work  and (ii) any other discovery or invention involving dosage levels, dosing administration regimen, characterization, functionality, utility and/or formulations of any Customer proprietary compound or Customer Confidential Information (as defined in Section 6.1) that is improved, modified, developed or conceived by Certara Portugal or Customer (solely or jointly) as a result of the Work.

5.3           Deliverables and License.  Subject to (i) the terms and conditions of this Agreement, including, without limitation, Customer complying with its payment obligations in Section 4 and (ii)Certara Portugal’s and Certara’s, Certara Portugal’s licensor’s rights with regard to Certara Portugal-IP and Certara Portugal-IP Improvements, as provided in this Agreement, including, without limitation, Sections 5.1 and 5.5, Customer shall own all Deliverables (and all intellectual rights subsisting in them (specifically excluding all Certara Portugal-IP and Certara Portugal-IP Improvements which may be contained therein)).  Subject to the terms and conditions of this Agreement, including, without limitation, Customer complying with its payment obligations set forth in Section 4, if any Deliverable contains any Certara Portugal-IP (other than the Certara Portugal name, logos and trade marks) or Certara Portugal-IP Improvements (which for the avoidance of doubt must be identified as such in the Deliverable), then Certara Portugal hereby grants to Customer, a world-wide, fully-paid, royalty-free, non-exclusive, and perpetual license of such Certara Portugal-IP and Certara Portugal-IP Improvements (Licensed IP) in order to use and display, and provide third parties (Customer’s “Clients”)(subject to the conditions in Section 5.4) and regulatory authorities throughout the world with, the Deliverables for Customer’s business purposes. Other than Customer’s above stated express license rights, nothing in this Agreement shall be deemed to grant Customer any express or implied sublicense to any Certara Portugal-IP or Certara Portugal-IP Improvements, including any Certara Portugal or its affiliates’ software products, for any reason. Customer understands that, if Customer wishes to use any Certara Portugal-branded software product or any of its affiliates’ software products, it must purchase a license/sublicense separately from Certara Portugal or the particular affiliate under such company’s standard terms and conditions for such license/sublicense For the avoidance of doubt, where any Deliverable contains the Certara Portugal name or any Certara Portugal logos or trademarks (collectively Certara Portugal Trade Marks), the Customer and any Client may copy, reproduce or refer to the Deliverable in pursuance of this Agreement without the need to have in place a license to use the Certara Portugal Trade Marks from Certara Portugal.

5.4           Customer’s Clients.  Notwithstanding anything in the Agreement or in any Work Order to the contrary, if any Deliverable contains any  Licensed IP, then the Deliverable may only be provided to a Client in pursuance of Customer’s business purposes where  the Client has agreed in writing (Client Confidentiality Agreement) to: (i) keep the entire Deliverable in confidence under confidentiality terms at least as strict as those contained in Section 6; and (ii) only use the Licensed IP to assist its review, interpretation and understanding of the Customer Confidential Information in the Deliverable. Customer hereby agrees (i) to be directly liable to Certara Portugal for any and all breaches of the confidentiality and/or use provisions under the Client Confidentiality Agreements by the Clients or any of their respective personnel and (ii) that any breach or act by such Client or its personnel shall be deemed an act of Customer under the Agreement.

5.5           Assignment.  In order to ensure that the exclusive ownership interest in the intellectual property described in Sections 5.1 and 5.2 above is fully vested in Certara Portugal, Certara, Certara Portugal’s other affiliates, Certara Portugal’s licensors or Customer (as the case may be) in accordance with the terms as set forth in therein, each party (as applicable) shall promptly after the conception, discovery, invention and/or development of such intellectual property cooperate with the other party in taking all reasonable steps necessary or desirable to secure ownership rights for the appropriate party in such intellectual property including, without limitation, cooperation, at the other party’s expense, in completing any patent applications relating to such intellectual property rights, as well as executing and delivering any instrument that may be reasonably required to assign, convey and transfer any ownership interest that the other party may have in such intellectual property rights to the appropriate party under Sections 5.1 and 5.2 hereof.

6. Confidential Information

6.1           Definition.  “Confidential Information” of a party means non-public information and data of that party that is disclosed to the other party which shall include but not be limited to any and all compounds, information, formulae, methods, clinical research data, drug development plans, methodologies, techniques, processes, know-how and data, technical or non-technical, whether written, graphic, computer-generated or orally furnished to the other party. Without limiting the foregoing, the parties hereby acknowledge and agree that (i) the terms of this Agreement constitute Confidential Information of each party, (ii) Certara Portugal’s Confidential Information includes the Certara Portugal-IP and Certara Portugal-IP Improvements and all of its pricing, its work plans and work plan proposals and other terms and conditions related to the performance or possible performance of services hereunder, whenever the same was provided to Customer, and (ii) Customer’s Confidential Information includes but is not limited to Customer-IP, the Customer-IP Improvements, the Deliverables and any non-public information concerning its proprietary compounds and its development plans therefor.

6.2           Obligation.  The parties acknowledge that in the course of the Work, it will be necessary for each party to disclose Confidential Information to the other. Certara Portugal and Customer each acknowledge that the other party considers its Confidential Information to be valuable trade secrets and agree to take all reasonable precautions and actions, (a) to hold all Confidential Information received from the other party in confidence, in a manner consistent with treatment of the party’s own similar confidential information, but in no event with less than reasonable care and diligence and not to disclose to any third party; and (b) to provide the Confidential Information received hereunder only to the party’s officers, subcontractors, employees, representatives, partners, collaborators, agents, and other third parties (collectively “Agents”) who are directly concerned with the Work under this Agreement and who have agreed to keep the other party’s Confidential Information in confidence under confidentiality terms at least as strict as those contained in this Section 6. Further, the parties agree to use all reasonable safeguards to prevent the unauthorized use or disclosure of Confidential Information by such Agents. Each party agrees to promptly notify the other party upon any such breach of confidentiality by such party or any of its Agents and to take all reasonable steps to minimize the effect of such breach.  Both parties agree not to use any Confidential Information except as expressly permitted by this Agreement. The obligations of this Section 6.2 will survive the termination or expiration of this Agreement and will expire seven (7) years from the date of disclosure.

6.3           Exclusions.  The provisions of Section 6.2 will not apply to any Confidential Information of the disclosing party that: (i) is known by the receiving party prior to the time of disclosure as shown through the receiving party’s written records; (ii) is generally known and available in the public domain or becomes part of the public domain through no fault of the receiving party; (iii) is rightfully received by the receiving party without restriction from a third party that is under no obligation of confidentiality to the disclosing party as shown through the receiving party’s written records, or (iv) was independently developed by or for the receiving party by persons without access to any Confidential Information of the disclosing party as can be properly documented in the receiving party’s written records.  In addition, the receiving party may disclose Confidential Information of the disclosing party to a court or other government body of competent jurisdiction when required to do so by such body, provided it uses reasonable efforts to give prior notice to the disclosing party and to limit disclosure to that which is legally required.

7. Warranty and Warranty Disclaimers

7.1           Limited Warranty. Certara Portugal warrants that the Work will be provided in a workman-like and professional manner by personnel of Certara Portugal having a level of skill in the area commensurate with the requirements of the scope of Work to be performed and that it has full and sufficient authority to grant the license in Section 5.3.

7.2           Debarment.  Certara Portugal represents and warrants that neither it nor any of its employees, agents or subcontractors performing Work under this Agreement is or shall be during the term of this Agreement debarred pursuant to section 306 of the United States Food Drug and Cosmetics Act, 21 U.S.C. § 335a.

7.3.          Disclaimer of Warranties. Except as specifically provided herein and to the extent permitted by law, Certara Portugal disclaims all other warranties, express or implied, with regard to the Work, Deliverables, or any other items provided under this Agreement, including all implied warranties of merchantability, fitness for a particular purpose, title, and non-infringement.No oral or written information or advice given by Certara Portugal or its employees or agents shall increase the scope of the express limited warranty or create any new warranties.

8.  Indemnification

Certara Portugal hereby agrees to indemnify, defend and hold harmless Customer and its officers, directors, agents and employees from and with respect to any and all claims of any kind based on any grossly negligent act or omission or willful misconduct of Certara Portugal or any of Certara Portugal’s Agents under or in connection with Certara Portugal’s obligations hereunder.

9. Liabilities and Limitation of Liability

9.1          Each party shall be responsible for the acts, omissions or any breach of this Agreement by its clients, Agents or any other third party to which a party discloses any Confidential Information of the other party.

9.2           Except with respect to damages arising from a party’s breach of its obligations under Sections 6.2 or 10.3, in no event shall either party be liable for any indirect, incidental, punitive, special, or consequential damages, including, but not limited to, damages for lost profits or business interruption, even if such party has been advised of the possibility of such damages and regardless of the form of action.  Customer agrees that, except with respect to damages arising from Certara Portugal’s breach of its obligations under Section 6.2 Certara Portugal’s total aggregate liability under a given Work Order, regardless of the form of action, shall not exceed two times the total contract price specified in the Work Order under which the given claim has arisen.  In no event shall Certara Portugal be liable for loss of data or records of Customer, it being understood that Customer shall be responsible for ensuring proper and adequate back-up and storage procedures.  In no event shall Certara Portugal be liable to Customer or any third-party for any claims arising out of Customer’s conclusions or interpretations reached from Customer’s use of any Deliverable or other information provided to Customer by Certara Portugal. Customer shall defend and indemnify Certara Portugal for any costs, damages, and expenses arising out of third-party claims based on such use. This Section shall be given full effect even in the event that any express warranty provided by Certara Portugal in this Agreement is deemed by an arbitrator or court of competent jurisdiction to have failed of its essential purpose. Customer acknowledges that the terms of this Section reflect the allocation of risk set forth in this Agreement and that Certara Portugal would not enter into this Agreement without these limitations on liability.

10. General

10.1        Entire Agreement; Modifications.  This Agreement, including any Work Orders or exhibit hereunder, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior representations, proposals, discussions, and communications, whether oral or in writing. Any subsequent statement or representation by any Certara Portugal employee that purports to amend or modify the terms of this Agreement or create additional terms, shall be null and void. This Agreement may be amended only in writing and executed by a duly authorized representative of each party.

10.2        Publicity.  Certara Portugal and Customer will cooperate with each other with respect to the drafting, approval and issuance of a press release or other public announcement related to this Agreement. In addition, Customer agrees that Certara Portugal may identify Customer, including the category of products and project work provided by Certara Portugal, in presentations to other customers, potential customers, investors, analysts, etc.  Except as set forth in this paragraph, Certara Portugal will not use Customer’s name in advertising or marketing material without Customer’s prior written consent.  Neither party will release any information about the terms of this Agreement without the other party’s prior written consent except that either party may make any disclosures concerning this Agreement or its business relationship with the other party that are, in the opinion in its counsel, required under SEC regulations or any other laws or regulations to which such party may be subject.  The parties agree that any papers, articles, or public presentations which incorporate information related to any Work provided under this Agreement, or incorporates and references the other parties’ intellectual property must be approved in writing by the other party prior to its publication or presentation.

10.3        Nonsolicitation of Employees.  Customer acknowledges that Certara Portugal makes significant investments in time and expense for the recruiting, training and development of the professionals who will perform the Work hereunder.  Customer agrees that during the Term of this Agreement and for a period of two (2) years after the expiration or termination (for any reason whatsoever), neither Customer nor any of its affiliates that (i) have obtained Work hereunder, (ii) have used or utilized any of the Work or Deliverables provided hereunder or (iii) have use or utilized any Certara Portugal-IP or Certara Portugal-IP Improvements sublicensed hereunder (collectively, “Customer Parties” and each a “Customer Party”), will not hire, contract with, solicit the employment or contracting of or otherwise accept any services from, directly or indirectly, any of Certara Portugal’s or any Certara Portugal affiliate’s personnel or contractors who are performing or who have performed Work under this Agreement without prior discussion and agreement with Certara Portugal.  To the extent any Customer Party fails to comply with such obligation, Customer shall pay Certara Portugal an amount equal to the individual’s total compensation from Certara Portugal and/or any Certara Portugal affiliate for the two (2) year period immediately preceding the hiring, contracting with or solicitation of any such personnel.

10.4        Notices.  Any notice required or permitted hereunder must be in writing, and will be effective on the date of delivery when delivered personally, the next business day after dispatch when sent by Federal Express or other recognized overnight courier service, or the fifth business day after dispatch when sent by certified mail (airmail if overseas), postage prepaid, return receipt requested.  Notices should be addressed to Certara Portugal at the address shown below and to Customer at the address shown below:

Certara, L.P.-Sucursal em Portugal
Rua Dr. Brito Câmara 20, 1st Floor
9000-039 Funchal, Madeira, Portugal
Attention: Director
Phone: +351 291 226223

With a copy to:
Pharsight Corporation
210 N. Tucker Blvd.
Suite 350
St. Louis, MO 63101
Attention:  Chief Financial Officer
Phone: (314) 647-1099
Fax: (314) 647-9241

Prana Biotechnology Ltd
Address: Level 2, 369 Royal Parade, Parkville Victoria 3052 Australia
Attn: Dianne Angus
Phone:+ 61 3 9349 4906

10.5        Force Majeure.  Neither party will be liable to the other for any failure or delay caused by events beyond such party’s control, including, without limitation, the other party’s failure to furnish necessary information, sabotage, riots, insurrections, fires, flood, storm, explosions, war, power interruption, or earthquakes.

10.6        Assignment.  Neither party may assign this Agreement or delegate any of its obligations hereunder without the prior written consent of the other party; provided, however, that (i) any party may assign this Agreement to a successor corporation upon notice to other party in the event of a merger or acquisition of all or substantially all of its assets and (ii) Certara Portugal may assign any of its rights or delegate any of its obligations hereunder to one or more of its subsidiaries or affiliates without the Customer’s consent.  The parties hereby acknowledge and agree that should Certara Portugal so choose any subsidiary or affiliate of Certara Portugal’s may execute and/or provide Work under any Work Order.

10.7    Subcontractors. Except for Certara Portugal’s affiliates who are listed on the particular Work Order with whom Certara Portugal may freely subcontract, without consent from or notice to Customer, Certara Portugal may retain subcontractors to provide Work with Customer’s prior written consent, and Customer agrees to cooperate with such subcontractors to the same extent that Customer would cooperate with Certara Portugal. Certara Portugal shall remain responsible for the Work performed by any of its subcontractors (including its affiliates) to the same extent as if such Work were being performed by Certara Portugal itself.

10.8        Injunctive Relief.  The parties agree that a breach of Sections 5, 6 or 10.3, or the scope of any of the sublicenses granted hereunder, may result in irreparable and continuing damage to the non-breaching party for which there may be no adequate remedy at law, and such party is therefore entitled to seek injunctive relief as well as such other relief as may be appropriate.

10.9        Governing Law.  All questions concerning the validity, operation, interpretation, and construction of this Agreement will be governed by and determined in accordance with the laws of State of Delaware, excluding any choice of law rules which may direct the application of the laws of another jurisdiction. The parties agree that the United Nations Convention on Contracts for the International Sale of Goods is specifically excluded from application to this Agreement.

10.10      Jurisdiction; Venue. Any legal action or proceeding with respect to this Agreement or any document related hereto may be brought in the courts State of Delaware or any Court of the United States of America in the District of Delaware and, by execution and delivery of this Agreement, each party hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of such courts.  The parties irrevocably waive any objection, including any objection to the laying of venue or based on the grounds of Forum Non Conveniens, which any of them may now or hereafter have to the bringing of any such action or proceeding in such respective jurisdictions.  Each party irrevocably consents to the service of process of any of such courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to each of the other parties at its address provided herein, such service to become effective 30 days after such mailing.

10.11      Severability.  If a court of competent jurisdiction determines that any provision of this Agreement is invalid, illegal, or otherwise unenforceable, such provision shall be enforced as nearly as possible in accordance with the stated intention of the parties, while the remainder of this Agreement shall remain in full force and effect.  To the extent any provision cannot be enforced in accordance with the stated intentions of the parties, such provision shall be deemed not to be a part of this Agreement.

10.12      Counterparts.  This Agreement may be executed in any number of counterparts, all of which together will constitute one and the same instrument.  For purposes of this Agreement, a document (or signature page thereto) signed and transmitted by email, facsimile machine or telecopier is to be treated as an original document.  The signature of any party thereon, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature or an original document.  No party may raise the use of email, a facsimile machine or a telecopier or the fact that any signature was transmitted through the use of email, a facsimile machine or a telecopier as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this Section.

In Witness Whereof, the parties, intending to be bound thereby, have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date

Certara LP-Sucursal em Portugal
By:______________________________
Name: ___________________________
Title: ____________________________
Date:  __________________________

Prana Biotechnology Ltd By: ______________________________ Name: Dianne Angus Title: Chief Operating Officer Date: ____________________________

Invoice Address:
    Level 2, 369 Royal Parade, Parkville
    Victoria 3052 Australia
    Attention: Carolyn Stone

Attachments:
Attachment A – Work Order Template

ATTACHMENT A

WORK ORDER TEMPLATE

WORK ORDER No. __

This Work Order No. __ (“Work Order”) made and entered into as of the date of the last party to sign (the “OrderEffective Date”), by and between Prana Biotechnology Ltd. (“Customer”), and Certara, L.P. via its branch, Certara LP-Sucursal em Portugal, along with its affiliates on behalf of Certara Portugal Consulting Services (“Certara Portugal”). Customer and Certara Portugal have previously entered into the Master Services Agreement dated as of ____________, 2015 (the “Agreement”), pursuant to which Certara Portugal, upon Customer’s request, may perform Work described more fully in the Work Order (as defined in the Agreement) from time to time on terms and conditions set forth in the Agreement and the Work Order;

WHEREAS, Customer wishes to retain the services of Certara Portugal to provide a program of tactical or strategic research, PK/PD analysis, biostatistics, training, and/or development in the area of computer-assisted preclinical and/or clinical trial design and modeling pertaining to  _________________________________on terms and conditions set forth in the Agreement and this Work Order; and

WHEREAS, Certara Portugal is willing to provide such services to Customer in accordance with the terms and conditions of the Agreement and this Work Order.

NOW, THEREFORE, for good and valuable consideration, the exchange, receipt and sufficiency of which are acknowledged, the parties hereby agree as follows:

1.        Services.

Subject to the terms and conditions set forth in the Agreement, Certara Portugal shall perform Work as set forth in the Work Plan Proposal entitled ________________ attached as Exhibit A and incorporated herein by reference (“Work”).  Certara Portugal shall provide said Work in compliance with this Work Order, Certara Portugal’s Standard Operating Procedures, as applicable, and notwithstanding anything contained herein to the contrary, the Agreement.

2.             Affiliates Performing Work.

Pursuant to Section 10.7 of the Agreement, the following affiliates of Certara Portugal may be providing some of all of the Work under this Work Order:

[Insert information about affiliates who may perform Work].

Pharsight Corporation
Pharsight International UK Limited
Pharsight Canada Corporation
Pharsight International France Sarl,
Simcyp Limited

3.             Compensation and Payment.

For its performance under this Work Order, Certara Portugal shall receive compensation as set forth in Exhibit A and incorporated herein by reference.  Certara Portugal shall invoice Customer as set forth in Exhibit A.

[NOTE: INSERT IF APPLICABLE If Customer pays, or has paid, an upfront payment under this Work Order (prior to the commencement of any Work under this Work Order) and this Work Order is terminated prior to the same being completed or if Customer never requests any Work under this Work Order to be performed (regardless of whether such Work Order is formally terminated or not), any unearned or unexpended portion of such upfront payment monies paid by Customer to Certara Portugal shall be nonrefundable and shall be retained by Certara Portugal.]

Pursuant to Section 4.2 of the Agreement, Customer shall reimburse Certara Portugal for the following expenses:

[Insert any expenses that will be incurred].

4.             Term and Termination.

The term of this Work Order shall commence as of the Order Effective Date and shall end upon receipt on of the final payment from Customer after completion of the Work unless earlier terminated in accordance with the Agreement.

5.             Entire Work Order.

This Work Order and the Agreement represent the complete and entire understanding between the parties regarding the subject matter hereof and thereof and supersede all prior negotiations, representations or agreements, either written or oral with respect to the subject matter hereof and thereof.

IN WITNESS THEREOF, this Work Order has been executed by the parties hereto through their duly authorized officers as of the date set forth below.

[Template for illustration purpose only – signature is not required below]

ACCEPTED:
Certara LP-Sucursal em Portugal By:_____________________________ Name: ______________________________ Title: ______________________________ Date: ______________________________	Prana Biotechnology Ltd By:_____________________________ Name: ______________________________ Title: ______________________________ Date: ______________________________

EXHIBIT A

[Insert Work Plan Proposal]